UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

2017 Results February, 1st 2018

2017 Results February 1st 2018 / 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.    This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2017 Results February 1st 2018 / 3 Strong and Recurrent Results Quarter by Quarter Net Attributable Profit Quarterly evolution (€m) 12M17 vs. 12M16 (€m) Ex-Telefónica Ex-mortgage Ex-Telefónica Ex-mortgage impairment floor clauses impairment floor clauses provision provision 4,642 1,199 1,192 3,879 1,082 1,107 1,143 1,123 404 404 3,519 3,475 1,123 678 70 4Q16 1Q17 2Q17 3Q17 4Q17 12M16 12M17

2017 Results February 1st 2018 / 4 2017 Highlights NII + Fees (€ constant) 01 Strong core revenue growth +10.3% vs. 12M16 Efficiency 02 Delivery in efficiency -276 bps 49.5% vs. 12M16 (constant) NPL ratio CoR 03 Sound risk indicators 4.4% 0.87% -47 bps vs. 2016 +3 bps vs. 2016 04 CET 1 FL above 11% CET 1 FL +11.1% +18 bps vs. 2016 TBV/Share1 + Shareholders remuneration 0.30 +3.2%    05 Focus on shareholder value 0.08 5.69 YtD 5.73 Dec-16 Dec-17 (1) Tangible Book Value per share 06 Accelerating our Mobile customers Digital Sales NPS    transformation 17.7m +44%    28% #1 Dec-17 vs. Dec-16 Dec-172 in 8 countries (2) % of total sales YtD, # of transactions

2017 Results February 1st 2018 / 5 2017 Profit & Loss Change 2017/2016 2017% % constant BBVA Group(€m) Net Interest Income 17,758 4.1 10.6 Net Fees and Commissions 4,921 4.3 9.4 Net Trading Income 1,968 -7.7 -6.0 Other Income & Expenses 622 -16.3 -19.1 Gross Income 25,270 2.5 7.9 Operating Expenses -12,500 -2.3 2.2 Operating Income 12,770 7.7 14.1 Impairment on Financial Assets(*) -3,680 -3.2 1.2 Provisions and Other Gains and Losses -1,036 -37.9 -38.5 Income Before Tax(*) 8,054 26.0 37.3 Income Tax -2,169 27.7 39.7 Net Income(*) 5,885 25.4 36.4 TEF Impairment -1,123 n.s. n.s. Non-controlling Interest -1,243 2.0 19.1 Net Attributable Profit 3,519 1.3 7.6 Net Attributable Profit (ex-Telefónica impairment in 2017 & 4,642 19.7 26.3 mortgage floor provision in 2016) (*) Ex- Telefónica impairment

2017 Results February 1st 2018 / 6 4Q17 Profit & Loss Change 4Q17/4Q16 4Q17% % constant BBVA Group(m) Net Interest Income 4,557 3.9 14.3 Net Fees and Commissions 1,215 4.7 13.0 Net Trading Income 552 45.6 14.4 Other Income & Expenses 37 -87.4 -83.9 Gross Income 6,362 2.2 10.5 Operating Expenses -3,114 -4.0 4.1 Operating Income 3,248 9.0 17.4 Impairment on Financial Assets(*) -763 11.0 19.3 Provisions and Other Gains and Losses -447 -55.7 -54.9 Income Before Tax(*) 2,039 58.7 75.1 Income Tax -499 59.0 58.3 Net Income(*) 1,539 58.5 81.4 TEF Impairment -1,123 n.s. n.s. Non-controlling Interest -347 18.4 44.1 Net Attributable Profit 70 -89.7 -79.9 Net Attributable Profit (ex-Telefónica impairment in 2017 & 1,192 10.2 20.2 mortgage floor provision in 2016) (*) Ex- Telefónica impairment

2017 Results February 1st 2018 / 7 Strong Core Revenue Growth Net Interest Income Net Fees and Commissions (€m constant) (€m constant) +14.3% +13.0% +10.6% +9.4%    4,425 4,797 vs 12M16 1,257 1,271 vs 12M16 4,196 4,203 4,334 1,125 1,194 1,199 +8.4 % Excellent Solid growth +1.1% quarter across the board 4Q16 1Q17 2Q17 3Q17 4Q17 4Q16 1Q17 2Q17 3Q17 4Q17 Net Trading Income Gross Income (€m constant) (€m constant) +204 €m CNCB disposal +10.5% +7.9%    6,664 vs 12M16 683 6,229 562 6,029 6,235 6,141 491 370 Higher +7.0 % Supported 353 ALCO sales by core and results revenues from FX 4Q16 1Q17 2Q17 3Q17 4Q17 hedges vs 4Q16 1Q17 2Q17 3Q17 4Q17 3Q17

2017 Results February 1st 2018 / 8 Delivery in Efficiency Group Operating Jaws Operating expenses 12M17 vs. 12M16    YtD (%); (€ constant) (€ constant) 15.0% Inflation Developed Average 12m 9.2%    8.9%    8.6% 8.4% Gross Income ex NTI SPAIN* -5.7% 2.0% 7.1% 7.9% Gross Income 6.2% 7.6% 7.0% 6.1% Operating Expenses 3.2% 1.8% 1.5% 2.2% USA 2.1% 1.3% 12M16 3M17 6M17 9M17 12M17 Emerging Efficiency Ratio (€ constant) MEXICO 5.3% 6.0% 64.3% 52.2% TURKEY 6.6% 11.1% 49.5% -276 bps SOUTH    9.6% 9.5% AMERICA ex-Vz 12M16 12M17 Av. European Peer Group** (*) Spain includes banking and non core real-estate activities    (**) European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. Figures as of September 2017. Delivering in efficiency

2017 Results February 1st 2018 / 9 Operating Income Quarterly Evolution 12M17 vs. 12M16    (€m constant) (€m constant) +14.1%    vs 12M16    BANKING ACTIVITY IN SPAIN -1.3% +17.4% 3,412 USA +26.1% 3,184 3,050 3,124 2,906 +9.2 % MEXICO +9.5% TURKEY +27.8% SOUTH AMERICA +15.1% 4Q16 1Q17 2Q17 3Q17 4Q17

2017 Results February 1st 2018 / 10 Sound Risk Indicators Total Impairments(*) NPLs (Financial Assets and RE) (€bn) (€m constant) +14.6%—3.1 € bn 963 985 1,026 1,104 23.6 23.2 986 22.4 20.9 20.5 +7.6% €—0.4 bn    4Q16 1Q17 2Q17 3Q17 4Q17 4Q16 1Q17 2Q17 3Q17 4Q17 Cost of risk NPL & Coverage ratios YtD (%) (%) 70% 71% 71% 72% 65% 0.9% 0.9% 0.9% 0.9% 1.0% Cost of risk & RE assets impairments Coverage 4.9% 4.8% 0.9% 0.9% 0.9% Cost of risk 4.8% 0.8% 0.9% NPL 4.5% 4.4% 4Q16 1Q17 2Q17 3Q17 4Q17 4Q16 1Q17 2Q17 3Q17 4Q17 (*) Ex- Telefónica impairment NPL downward trend continues

2017 Results February 1st 2018 / 11 CET 1 FL above 11% CET1 fully-loaded—BBVA Group Evolution (%, bps) +18 bps +33 bps +57 bps 11.34% 11.20% -10 bps 11.08% 10.90% -24 bps -11 bps -31 bps Dec.16 Sep.17 Net Dividend RWAs Others* Dec.17 IFRS 9 Corp. Op Dec.17 Earnings accrual Estimated proforma (ex-TEF imp.) Impact *Others includes negatives from the mark to market of AFS portfolio, FX impact and AT1 coupons, among others, and minor positive from the update of the calculation of Structural FX risk RWAs. High quality capital AT1 and Tier 2 buckets already covered Leverage ratio fully-loaded (%) Dec-17, Fully loaded (%)    6.6% #1 4.9% 1.73% 2.46% European Peer Group Average AT1 Tier 2 European Peer Group: BARC, BNPP, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of September 2017. BBVA figures of December 2017

2017 Results February 1st 2018 / 12 A clear, sustainable and predictable dividend policy 2017 Shareholder Remuneration (€cents. per share, payment dates) 15€ cents / share in cash to be paid in April 2018 (1) 0.15    0.02 0.09 Increased cash dividend per Cash 0.11 Scrip share vs. 2016 by 36% Apr-17 Oct-17 Apr-18 2017 Cash Pay-out of 38% (2) 2 payments per year (tentatively Scrip 11 cts. Cash 26 cts. Going in Octobe forward, and 2 April) cash payments per year expected (tentatively October and April) (1) To be proposed for the consideration of the competent governing bodies (2) Net attributable profit excluding Telefónica impairment

2017 Results
February 1st 2018 / 13 Accelerating our transformation

2017 Results February 1st 2018 / 14 Digital Customers BBVA Group Digital Customers (Mn, % penetration) +25% 22.6 21.1 18.1 Dec-16 Sep-17 Dec-17 50% tipping point in digital PENETRATION 36% 40% 42% customers achieved    Mobile Customers (Mn, % penetration) +44% TURKEY SPAIN 17.7 USA ARGENTINA 15.8 12.3 CHILE VENEZUELA Dec-16 Sep-17 Dec-17 PENETRATION 24% 30% 33%

2017 Results February 1st 2018 / 15 Digital Sales (% of total sales YtD, # of transactions) GROUP SPAIN USA 28.0 28.6 22.8 19.4 16.8 17.1 Dec-16 Dec-17 Dec-16 Dec-17 Dec-16 Dec-17 5 million units sold via mobile MEXICO TURKEY SOUTH AMERICA in 2017 21.7 32.8 36.9 25.2 11.9 15.4 Dec-16 Dec-17 Dec-16 Dec-17 Dec-16 Dec-17 Exponential growth in all markets

2017 Results
February 1st 2018 / 16

Focused on customer satisfaction

BBVA NPS (Dec-17)

	Rnk
Spain	# 1
Mexico	# 1
Turkey	# 1
Argentina	# 1
Colombia	# 1
Paraguay	# 1
Peru	# 1
Venezuela	# 1

Increase in NPS by channel

(footprint average*)

Online Banking

+6.4 p.p.
Dec-17 vs Dec-16

Branches

+5.8 p.p
Dec-17 vs Dec-16

Peer Group: Spain: Santander, CaixaBank, Bankia, Sabadell, Popular// Turkey: AKbank, Isbank , YKB, Deniz, Finanz / / Mexico: Banamex, Santander, Banorte , HSBC/ Argentina: Galicia, HSBC, Santander Rio // Venezuela: Banesco, Mercantil, Banco de Venezuela. // Uruguay: ITAU, Santander, Scotiabank // Paraguay: Continental, Itau, Regional.

*Footprint average except n.a data in Turkey

2017 Results
February 1st 2018 / 17

Digital sales & improved customer experience boost sales growth: Spain

Digital sales driving total sales increase

Total sales (million units)


+31%
+120%
+13%
2016
2017
Digital sales
Non-Digital sales

Turning customer experience into more sales

New app design – Increasing Mobile sales
(Average daily digital sales increase*)

Credit cards	Deposits
x 1.7	x 1.5
Mutual funds	**Current accounts**
x 2.5	x 1.3

(*) Average daily digital sales increase from Sep 16th- Dec-31st vs Jul 1st - Sep 15th

Industry Recognition

FORRESTER

- BBVA #1 in 2017 Online Banking Functionality Benchmark in Europe
- BBVA Best Global Banking App 2017

2017 Results February 1st 2018 / 18 Digitization generates higher revenues and engagement, improving efficiency: Mexico Digitization drives more revenues Digital channel engagement enhances satisfaction Gross margin per customer evolution* (%) NPS by channel** (Dec-17, %) +20p.p +10% Digitized Non-Digitized -1% -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 Months since digitization Branches Mobile Digital sales are more efficient    Cost of opening checking accounts Percentage of checking accounts opened by channel 99% —67% Branch 65% 35% Digital 1% Non Digital Digital Dec16 Dec17 *Gross Margin analysis from a sample of customers before and after digitization ** Results from IRene 2.0 Bmobile survey to Bancomer customers

2017 Results
February 1st 2018 / 19

Digital customers are more profitable and satisfied: Turkey

Digital customers are more profitable and engaged than non digital

Operating income per customer* (times)


1.8x
Non Digital
Digital

Digital customers are more likely to recommend their bank

NPS** (Dec-17, %)


1.5x
Non Digital
Digital

DIY increases total sales

New equity investment accounts opened per week (#)


+153%
FROM
TO
Digital sales
Non-Digital sales
Nov17
Jan18

Paper based process, only in branch	Digital process
4 documents, 47 pages	Single document link
47 signatures	Single digital signing
Approximately 60 minutes	Approximately 5 minutes

* Profit per customer is provided for monthly year average profit for Retail Banking (Individual and SME banking). Includes only direct costs

** NPS Open market Bank

2017 Results February 1st 2018 / 20 Business Areas

2017 Results
February 1st 2018 / 21

Spain Banking Activity – Profit & Loss

Spain Banking Activity (€m)	4Q17	Change (%) 4Q17 vs 4Q16	Change (%) 4Q17 vs 3Q17	2017	Change (%) 2017 vs 2016
Net Interest Income	**946**	**-2.7**	**2.1**	**3,738**	**-3.6**
Net Fees and Commissions	388	10.1	-0.5	1,561	5.7
Net Trading Income	161	-7.8	112.9	555	-29.4
Other Income & Expenses	-48	64.9	n.s.	327	17.9
of which: Insurance	106	17.4	2.0	438	9.6
Gross Income	**1,447**	**-1.6**	**-5.5**	**6,180**	**-3.7**
Operating Expenses	-831	-6.3	-0.8	-3,378	-5.6
Operating Income	**616**	**5.6**	**-11.2**	**2,802**	**-1.3**
Impairment on Financial Assets (net)	-138	224.2	9.8	-567	-25.7
Provisions (net) and other gains (losses)	-79	-86.8	79.4	-369	-54.3
Income Before Tax	**399**	**n.s.**	**-23.9**	**1,866**	**47.2**
Income Tax	-78	n.s.	-41.1	-482	33.9
Net Attributable Profit	**320**	**n.s.**	**-18.0**	**1,381**	**52.7**
Net Attributable Profit (ex-mortgage floor provision in 2016)	320	-14.8		1,381	5.5

- NII evolution in line with our expectations
- Good trend in fees
- Lower NTI in 2017 due to higher ALCO sales and VISA capital gain in 2016
- Significant cost reduction

Cost and impairments reductions as the main P&L drivers

2017 Results
February 1st 2018 / 22

Spain Banking Activity – Activity & Spreads

Activity
(Dec-17)


€ bn
167.3
YoY
-1.1%
Others 3.7 -4.9%
Public Sector 16.0 -12.7%
Other Commercial 23.2 +9.8%
Corporates 24.2 -0.5%
Very small businesses 13.1 +2.7%
Consumer 9.8 +37.3%
Mortgages 77.4 -5.3%
Lending[1]
€ bn
235.3
YoY
+1.9%
Others 6.7 +30.4%
Off-balance Sheet Funds[2] 62.1 +10.5%
Time Deposits 47.6 -32.7%
Demand Deposits 119.0 +20.2%
Cust. Funds[2]

Customer Spread
(%)


Yield on loans
2.06
2.04
2.02
2.00
2.00
1.91
1.92
1.94
1.93
1.93
Customer Spreads
Cost of Deposits
0.15
0.11
0.08
0.08
0.07
4Q16
1Q17
2Q17
3Q17
4Q17

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds.
Note: Activity excludes repos

- Towards a more balanced and profitable loan portfolio. Growth in consumer and commercial loans offset by deleverage in mortgages and public sector
- A more profitable deposit mix and strong growth in mutual and pension funds
- Customer spread remains flat thanks to a decrease in the cost of deposits and changes in mix
- Well positioned for interest rate increases

2017 Results February 1st 2018 / 23 Spain Banking Activity—Key Ratios    Efficiency     (%, €) 63.658.760.1 55.853.854.7 Cost-to-income ex-NTI ratio 4.0 Cost-to-income -5.4ratio -5.6 Cost Evolution YoY 12M169M1712M17    Risk Indicators Coverage ratio 53%52% 50% NPL ratio 5.8%5.6% 5.2% Cost of Risk (YtD)2017 guidance 0.32%0.32%0.31% < 40 bps 4Q163Q174Q17    Cost reduction accelerates in the quarter: CX synergies and ongoing efficiency measures NPLs down by over 400 Mn € qoq and CoR better than expected

2017 Results February 1st 2018 / 24 Non Core Real Estate—Highlights    Net exposure     (€bn) -37.2% 10.2 Other RE1.1 assets7.8 assets RE owned0.56.4 Foreclosed5.30.4-65.6% Assets4.5 4.3-18.7% RE developer3.8 loans2.8-54.9% 1.7 Dec-16Sep-17Dec-17    Net attributable profit (€m) -15.8% 12M1612M17 -501 -595    Cerberus JV to reduce almost entirely our exposure to REOs ahead of our initial expectations C. €0.8 Bn of performing developer loans transferred to Spain Banking activity in 4Q17 4Q17 P&L impacted by the update of RE assets provision model parameters

2017 Results
February 1st 2018 / 25

USA – Profit & Loss

USA (constant €m)	**4Q17**	**Change** (%) 4Q17 vs 4Q16	4Q17 vs 3Q17	**2017**	**Change** (%) 2017 vs 2016
Net Interest Income	**559**	**10.3**	**2.3**	**2,158**	**13.0**
Net Fees and Commissions	159	4.9	-3.3	647	4.1
Net Trading Income	34	45.8	42.4	111	-19.6
Other Income & Expenses	25	n.s.	n.s.	2	n.s.
Gross Income	**777**	**17.0**	**5.7**	**2,919**	**10.5**
Operating Expenses	-490	7.9	5.8	-1,858	3.2
Operating Income	**287**	**36.6**	**5.7**	**1,061**	**26.1**
Impairment on Financial Assets (net)	-47	148.3	-44.9	-241	10.8
Provisions (net) and other gains (losses)	-18	n.s.	44.7	-36	23.1
Income Before Tax	**222**	**9.5**	**27.6**	**784**	**31.8**
Income Tax	-128	154.0	205.1	-273	83.0
Net Attributable Profit	**94**	**-38.2**	**-28.7**	**511**	**14.6**

- Strong YoY revenue growth on the back of rate increases
- Negative one-off from the tax reform in 4Q17 (-78 Mn €). Pay back expected in 2018
- Bottom line growing at double digits

Positive earnings momentum

2017 Results
February 1st 2018 / 26

USA – Activity & Spreads

Activity (Dec-17)
(constant €)


€ bn
54.7
YoY
-0.1%
Public Sector 5.1 +27.1%
Other Commercial 29.5 +1.5%
SMEs 2.2 -42.7%
Consumer 6.8 +5.0%
Mortgages 11.0 -2.5%
Lending[1]
€ bn
56.5
YoY
1.7%
Time Deposits 11.4 -5.6%
Demand Deposits 45.1 +3.8%
Cust. Funds

Customer Spread
(%)


Yield on loans
3.71
3.88
3.99
4.12
4.16
3.32
3.51
3.67
3.76
3.75
Customer Spreads
Cost of Deposits
0.39
0.37
0.33
0.36
0.41
4Q16
1Q17
2Q17
3Q17
4Q17

(1) Performing loans under management.
Note: Activity excludes repos

- Positive lending growth in the quarter (+1%) focus on high-margin retail loans
- Significant increase in customer spread vs. last year thanks to low deposit Betas
- Asset sensitive balance sheet

2017 Results     February 1st 2018 / 27 USA—Key Ratios    Efficiency (%, constant €) 71.9 68.266.366.2 Cost-to-income 63.963.7ex-NTI ratio Cost-to-income ratio 1.83.2Cost Evolution 1.6YoY 12M169M1712M17    Risk Indicators Coverage ratio 119% 104% 94% NPL ratio 1.5% 1.2%1.2% Cost of Risk2017 (YtD)guidance 50 bps 0.37%0.45%0.42% 4Q163Q174Q17    Cost evolution impacted by transformation efforts Efficiency improvement vs 2016 CoR better than expected despite hurricanes provisions

2017 Results February 1st 2018 / 28 Mexico – Profit & Loss         Change (%)Change (%) Mexico4Q17 vs4Q17 vs2017 vs (constant €m)4Q174Q163Q1720172016 Net Interest Income1,4219.43.25,4379.5 Net Fees and Commissions3258.36.41,2179.3 Net Trading Income72-10.314.624915.9 Other Income & Expenses27-80.0-15.3177-32.2 Gross Income1,8451.73.87,0808.0 Operating Expenses-6426.73.4-2,4455.3 Operating Income1,202-0.74.14,6359.5 Impairment on Financial Assets (net)-402-6.0-6.4-1,6524.9 Provisions (net) and other gains (losses)-26-47.4n.s.-35-46.2 Income Before Tax7745.56.82,94813.6 Income Tax-2033.91.9-78616.4 Net Attributable Profit5716.18.62,16212.7    Outstanding growth of core revenues:                NII + fees Continued positive operating jaws Impairments better than expected Double-digit bottom line growth    Sustained growth in all P&L lines, meeting our expectations

2017 Results
February 1st 2018 / 29

Mexico – Activity & Spreads

Activity (Dec-17)
(constant €)


€ bn
44.5
YoY
+5.5%
Others 0.5 +6.1%
Public Sector 3.1 -12.5%
Other Commercial 18.7 +8.6%
SMEs 3.1 +9.0%
Credit Cards 4.4 +2.6%
Consumer 6.5 +6.3%
Mortgages 8.2 +6.4%
Lending[1]


€ bn
62.7
YoY
+11.4%
Others 3.0 +18.8%
Mutual Funds 16.4 +9.3%
Time Deposits 8.1 +13.1%
Demand Deposits 35.0 +11.5%
Cust. Funds

(1) Performing loans under management
Note: Activity excludes repos

Customer Spread
(%)


Customer Spread MXN
11.88
12.10
12.02
11.81
12.05
Customer Spread FC[2]
3.29
3.46
3.62
3.47
3.68
4Q16
1Q17
2Q17
3Q17
4Q17

(2) Foreign Currency

- Loan growth slowdown explained by FX impact on USD book and prepayments in the commercial portfolio in 4Q17
- Significant deposit growth and profitable mix
- Spread improvement both in local and foreign currency thanks to interest rate hikes and small increase in funding costs

2017 Results February 1st 2018 / 29 Mexico – Activity & Spreads    Activity (Dec-17)     (constant €) € bnYoY€ bnYoY 44.5+5.5%62.7+11.4% Others0.5+6.1%Others3.0+18.8% Public Sector3.1-12.5% Mutual16.4+9.3% Funds Other Commercial18.7+8.6% Time8.1+13.1% Deposits SMEs3.1+9.0% Credit Cards4.4+2.6% Demand35.0+11.5% Consumer6.5+6.3%Deposits Mortgages8.2+6.4% Lending1Cust. Funds (1) Performing loans under management Note: Activity excludes repos    Customer Spread (%) Customer Spread MXN 11.8812.1012.0211.8112.05 Customer Spread FC2 3.293.463.623.473.68 4Q161Q172Q173Q174Q17 (2) Foreign Currency    Loan growth slowdown explained by FX impact on USD book and prepayments in the commercial portfolio in 4Q17 Significant deposit growth and profitable mix Spread improvement both in local and foreign currency thanks to interest rate hikes and small increase in funding costs    2017 Results February 1st 2018 / 30 Mexico—Key Ratios    Efficiency (%, constant €) 36.635.635.8 35.434.5 34.4 7.2 4.95.3ex-NTI Cost-to-income ratio Inflation 6.0%ratio Cost-to-income Average 12m Cost Evolution YoY 12M169M1712M17 Cost to income ratio (1) 39.7%53.6% BancomerSystem (ex Bancomer) (1) System figures as of November 2017 according to local data (Source: CNBV)    Risk Indicators Coverage ratio 127%126%123% NPL ratio 2.3%2.3%2.3% Cost of Risk2017 (YtD)guidance 350 bps 3.40%3.36%3.30% 4Q163Q174Q17 Positive operating jaws maintained with costs growing below inflation Best-in class efficiency Stability of risk indicators CoR better than expected

2017 Results
February 1st 2018 / 31

Turkey – Profit & Loss

Turkey (constant €m)	4Q17	Change (%) 4Q17 vs 4Q16	Change (%) 4Q17 vs 3Q17	2017	Change (%) 2017 vs 2016
Net Interest Income	**1,001**	**31.5**	**26.6**	**3,331**	**20.6**
Net Fees and Commissions	181	35.4	-2.4	703	18.5
Net Trading Income	-7	-82.2	n.s.	14	-76.8
Other Income & Expenses	19	160.0	-20.9	67	80.6
Gross Income	**1,194**	**38.0**	**18.0**	**4,115**	**19.2**
Operating Expenses	-401	1.0	8.8	-1,503	6.6
Operating Income	**793**	**69.3**	**23.3**	**2,612**	**27.8**
Impairment on Financial Assets (net)	-111	121.5	-1.8	-453	7.3
Provisions (net) and other gains (losses)	-1	-98.5	-97.6	-12	-84.2
Income Before Tax	**681**	**82.5**	**35.8**	**2,147**	**38.9**
Income Tax	-127	68.5	17.7	-426	34.7
Non-controlling Interest	-280	54.7	40.6	-895	20.4
Net Attributable Profit	**274**	**134.5**	**41.1**	**826**	**70.0**
Net Attributable Profit change (ex 9,95% additional stake in Garanti)		87.3	41.2		40.1

- Strong core revenue growth
- Higher contribution from CPI linkers in 4Q17 due to inflation rate revision (+€141 Mn)
- Widening operating jaws

Outstanding growth across the board

2017 Results
February 1st 2018 / 32

Turkey – Activity & Spreads

Activity (Dec-17)
(constant €)


€ bn
52.0
YoY
+13.9%
Business Banking
31.0 +10.7%
Credit cards
4.8 +15.6%
Retail Loans
16.2 +19.9%
Lending[1]
€ bn
48.4
YoY
+15.8%
Mutual & Pension Funds
3.9 +27.5%
Time Deposits
32.7 +13.8%
Demand Deposits
11.8 +17.8%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Customer Spread
(%)


Customer Spread TL
5.57
5.51
5.24
4.89
4.90
3.68
3.73
3.74
3.88
4.04
Customer Spread FC[2]
4Q16
1Q17
2Q17
3Q17
4Q17

(2) Foreign Currency

- High TL loan growth despite slowdown in loans under the Credit Guarantee Fund scheme in 2H
- Improving funding mix
- TL customer spread flat qoq in a higher interest rate context

2017 Results February 1st 2018 / 33 Turkey—Key Ratios    Efficiency     (%, constant €) 41.6 38.036.7 40.8 37.736.5Cost-to-income ex-NTI ratio 8.8 7.76.6InflationCost-to-income 11.1%ratio Average 12mCost Evolution YoY 12M169M1712M17    Risk Indicators Coverage ratio 138% 124%85% NPL ratio3.9% 2.7%2.5% 2017 guidance Cost of Risk<100 bps (YtD)0.87% 0.83%0.82% 4Q163Q174Q17    Expenses increase well below inflation and significant efficiency improvement Large and highly collateralized tickets moving into NPLs in 4Q17 2017 CoR better than expected

2017 Results
February 1st 2018 / 34

South America – Profit & Loss

South America (constant €m)	4Q17	Change (%) 4Q17 vs 4Q16	Change (%) 4Q17 vs 3Q17	2017	Change (%) 2017 vs 2016
Net Interest Income	**892**	**25.8**	**11.2**	**3,200**	**15.1**
Net Fees and Commissions	199	27.6	7.1	713	17.9
Net Trading Income	134	8.4	21.6	480	6.2
Other Income & Expenses	-14	n.s.	n.s.	59	-18.9
Gross Income	**1,212**	**19.1**	**7.3**	**4,451**	**13.9**
Operating Expenses	-550	21.6	11.4	-2,008	12.4
Operating Income	**661**	**17.0**	**4.1**	**2,444**	**15.1**
Impairment on Financial Assets (net)	-110	-20.4	-40.8	-650	26.1
Provisions (net) and other gains (losses)	-42	-26.0	138.0	-103	-12.9
Income Before Tax	**509**	**37.7**	**17.9**	**1,691**	**13.5**
Income Tax	-151	30.8	25.3	-486	10.1
Non-controlling Interest	-102	37.8	11.4	-345	17.6
Net Attributable Profit	**256**	**42.0**	**16.6**	**861**	**14.0**

- Mid-teens growth in core revenues due to higher lending activity
- Positive operating jaws achieved in 2017
- Impairments evolution better than expected

Top line growth translated into the bottom-line

2017 Results
February 1st 2018 / 35

South America – Activity & Spreads

Activity (Dec-17)
(constant €)


€ bn
48.2
YoY
+9.7%
Others 3.0 +7.7%
Peru 13.0 +0.0%
Colombia 11.8 +8.5%
Chile 14.8 +6.7%
Argentina 5.5 +65.8%
Lending[1]
€ bn
57.9
YoY
+10.5%
Others 11.9 +18.2%
Peru 13.6 +0.2%
Colombia 13.4 +12.9%
Chile 11.0 -0.6%
Argentina 8.0 +37.3%
Cust. Funds

Customer Spread
(%)


Argentina
16.47
15.73
14.72
13.47
13.11
Peru
7.00
6.91
6.91
6.80
6.57
Colombia
5.86
6.32
6.52
6.78
6.60
Chile
3.61
3.76
4.16
3.31
3.93
4Q16
1Q17
2Q17
3Q17
4Q17

(1) Performing loans under management
Note: Activity excludes repos

- Double digit loan growth supported by Argentina and Colombia
- Higher spread yoy in Colombia and Chile offsetting decreases in Argentina and Peru

2017 Results
February 1st 2018 / 36

South America – Key Ratios

Efficiency
(%, constant €)


51.7
50.4
50.6
45.7
45.0
45.1
14.2
13.9
9.3
8.5
12.4
9.6
Inflation
10.0%
Average 12m
Inflation ex-Vz
9.5%
Average 12m
12M16
9M17
12M17
Cost-to-income ex-NTI ratio
Cost-to-income ratio
Cost Evolution YoY
Cost Evolution YoY ex-Venezuela

Risk Indicators


Coverage ratio
103%
94%
89%
NPL ratio
2.9%
3.5%
3.4%
Cost of Risk
(YtD)
1.15%
1.51%
1.32%
2017 guidance 140–150 bps
4Q16
3Q17
4Q17

- Positive jaws and costs growing in line with inflation ex-Venezuela
- Asset quality and cost of risk better than expected

2017 Results February 1st 2018 / 37 2018 Outlook Accelerating profitable growth:    Spain: Focus on fee growth, continued efficiency improvement and strong risk performance Non-core RE: Completing the run off USA: NII as the main P&L driver Mexico: solid growth to continue, in line with 2017 trends Turkey: solid TL loan growth and focus on cost control South America: strong growth, mainly driven by Argentina    ï Capital above target in a clearer regulatory context ï Delivering on our transformation Maintain strong efforts to deliver best in class customer experience Target 50% digital customers in 2018 and mobile in 2019 Digital sales exponential growth with more focus on non customers Enhance smart interaction with our customers leveraging data    Faster developments through global technological platforms and agile organization Transformation of our operating model

2017 Results
February 1st 2018 / 38
Annex

2017 Results February 1st 2018 / 39 Gross Income—Breakdown    12M17    Spain 6,163 €m Rest of Eurasia 24% 468 €m 2% USA 12% 2,919 €m South America 18% 4,451 €m 16% Turkey 4,115 €m 28% Mexico 7,080 €m    Note: Spain includes Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center

2017 Results
February 1st 2018 / 40

# Group – Net Attributable Profit

(Ex-TEF impairment in 2017 and ex-mortgage floor clauses provision in 2016)


(€m)
BUSINESSES +894 €m
3,879
-204
73
94
65
243
340
-26
105
72
4,642
12M16 €m
FX Effect
Banking activity Spain
Non core RE
USA
Mexico
Turkey
Rest of Eurasia
South America
Corp. Centre (ex-TEF imp)
12M17 €m
YoY (%) (constant €)
5.5
-15.8
14.6
12.7
70.0
-17.3
14.0
-9.1

2017 Results
February 1st 2018 / 41

# Total Spain – Profit & Loss

| Total Spain (€m) | 4Q17 | Change (%) 4Q17 vs 4Q16 | Change (%) 4Q17 vs 3Q17 | 2017 | Change (%) 2017 vs 2016 |
|---|---|---|---|---|---|
| **Net Interest Income** | **970** | **-1.9** | **2.8** | **3,809** | **-3.2** |
| Net Fees and Commissions | 388 | 9.8 | -0.8 | 1,563 | 5.5 |
| Net Trading Income | 161 | -6.5 | 113.1 | 555 | -29.1 |
| Other Income & Expenses | -70 | 226.2 | n.s. | 235 | 12.9 |
| **Gross Income** | **1,449** | **-3.0** | **-4.7** | **6,163** | **-3.8** |
| Operating Expenses | -862 | -6.3 | -0.3 | -3,493 | -5.7 |
| **Operating Income** | **587** | **2.4** | **-10.4** | **2,670** | **-1.4** |
| Impairment on Financial Assets (net) | -151 | 173.7 | -7.4 | -705 | -21.7 |
| Provisions (net) and other gains (losses) | -350 | -59.9 | 305.1 | -771 | -39.8 |
| **Income Before Tax** | **86** | **n.s.** | **-78.8** | **1,193** | **127.4** |
| Income Tax | 14 | -69.7 | n.s. | -312 | 46.7 |
| **Net Attributable Profit** | **100** | **n.s.** | **-66.9** | **880** | **184.5** |

2017 Results
February 1st 2018 / 42

Non Core Real Estate - Profit & Loss

Non Core Real Estate (€m)	4Q17	Change (%) 4Q17 vs 4Q16	Change (%) 4Q17 vs 3Q17	2017	Change (%) 2017 vs 2016
Net Interest Income	**23**	**43.6**	**38.8**	**71**	**19.5**
Net Fees and Commissions	0	n.s.	n.s.	3	-50.7
Net Trading Income	0	n.s.	n.s.	0	n.s.
Other Income & Expenses	-22	n.s.	-25.7	-91	33.2
Gross Income	**1**	**-93.6**	**n.s.**	**-17**	**157.8**
Operating Expenses	-31	-5.6	13.8	-115	-7.1
Operating Income	**-29**	**196.4**	**-24.8**	**-132**	**1.2**
Impairment on Financial Assets (net)	-12	-0.4	-66.4	-138	0.4
Provisions (net) and other gains (losses)	-271	-2.1	536.8	-403	-15.2
Income Before Tax	**-313**	**4.6**	**164.6**	**-673**	**-9.4**
Income Tax	93	381.7	223.1	170	15.4
Net Attributable Profit	**-220**	**-21.3**	**146.3**	**-501**	**-15.8**

2017 Results
2017 Results February 1st 2018 / 43     South America (ex-Venezuela) – Profit & Loss    South America     Change (%)Change (%) (ex-Venezuela)4Q17 vs4Q17 vs2017 vs (constant €m)4Q174Q163Q1720172016 Net Interest Income82016,33,93.10612,2 Net Fees and Commissions18116,7-1,269114,5 Net Trading Income1373,223,44836,9 Other Income & Expenses19-22,7-41,59722,1 Gross Income1.15713,73,64.37712,1 Operating Expenses-50712,54,1-1.9519,6 Operating Income65114,73,32.42614,3 Impairment on Financial Assets (net)-99-28,6-46,5-63523,5 Provisions (net) and other gains (losses)-54-8,1211,7-114-7,0 Income Before Tax49834,416,31.67712,9 Income Tax-13414,213,0-4666,6 Non-controlling Interest-10542,314,9-34718,3 Net Attributable Profit25944,518,686414,4

2017 Results
February 1st 2018 / 44

# Rest of Eurasia - Profit & Loss

| Rest of Eurasia (€m) | 4Q17 | Change (%) 4Q17 vs 4Q16 | Change (%) 4Q17 vs 3Q17 | 2017 | Change (%) 2017 vs 2016 |
|---|---|---|---|---|---|
| **Net Interest Income** | **36** | **-15,5** | **-26,0** | **180** | **8,7** |
| Net Fees and Commissions | 39 | -34,4 | -9,7 | 164 | -15,2 |
| Net Trading Income | 24 | 34,5 | 27,6 | 123 | 40,4 |
| Other Income & Expenses | 0 | -88,1 | -65,1 | 1 | -97,3 |
| **Gross Income** | **100** | **-19,3** | **-11,1** | **468** | **-4,8** |
| Operating Expenses | -81 | -12,0 | 10,1 | -308 | -9,9 |
| **Operating Income** | **19** | **-40,5** | **-51,2** | **160** | **7,0** |
| Impairment on Financial Assets (net) | 13 | -43,8 | 1930,9 | 23 | -24,3 |
| Provisions (net) and other gains (losses) | 3 | -75,9 | n.s. | -6 | n.s. |
| **Income Before Tax** | **35** | **-47,7** | **-8,2** | **177** | **-12,9** |
| Income Tax | -11 | -26,9 | 19,7 | -52 | 0,3 |
| **Net Attributable Profit** | **23** | **-54,1** | **-17,6** | **125** | **-17,4** |

2017 Results
February 1st 2018 / 45

Corporate Centre - Profit & Loss

Corporate Center (€m)	4Q17	Change (%) 4Q17 vs 4Q16	Change (%) 4Q17 vs 3Q17	2017	Change (%) 2017 vs 2016
Net Interest Income	**-83**	**-25.8**	**-1.8**	**-357**	**-21.6**
Net Fees and Commissions	-20	-29.1	10.8	-86	-21.2
Net Trading Income	143	29.8	188.0	436	22.2
Other Income & Expenses	46	-43.5	n.s.	80	-54.5
Gross Income	**86**	**66.1**	**n.s.**	**73**	**n.s.**
Operating Expenses	-224	8.8	1.5	-884	0.9
Operating Income	**-138**	**-10.5**	**-49.9**	**-811**	**-10.6**
Impairment on Financial Assets (*)	-1	-87.5	797.6	-2	-94.0
Provisions and other gains and Losses	-16	n.s.	70.4	-73	-47.3
Income Before Tax (*)	**-155**	**-4.2**	**-45.6**	**-886**	**-18.2**
Income Tax	74	8.1	139.1	166	-43.3
Net Income (*)	**-81**	**-13.2**	**-68.1**	**-720**	**-8.9**
TEF Impairment	-1,123	n.s.	n.s.	-1,123	n.s.
Non-controlling Interest	13	n.s.	1979.5	-1	-60.0
Net Attributable Profit	**-1,190**	**1172.4**	**370.2**	**-1,844**	**132.3**
Net Attributable Profit (ex-Telefonica Impairment)	**-68**	**-27.7**	**-73.3**	**-722**	**-9.1**

(*) Ex- Telefónica impairment

2017 Results    February 1st 2018 / 46                Capital Base                Evolution of phased-in capital ratios    (%)                Total capital Ratio 15.7 15.5    15.1                Tier 2    Additional Tier 1                CET1                2.3    0.7     12.2    2.5 1.3    11.9                2.5 1.3    11.7                Dec-16 Sep-17 Dec-17                Evolution of fully-loaded capital ratios    (%)                Total capital Ratio 14.7 15.4 15.3                Tier 2    Additional Tier 1    CET1                2.2 1.6    10.9                2.5 1.7    11.2                2.5 1.7    11.1                Dec-16 Sep-17 Dec-17

2017 Results    February 1st 2018 / 47                Capital YtD Evolution    CET1 fully-loaded – BBVA Group    YtD Evolution (%, bps)                +31 bps    Ex-Garanti &    CNCB transactions                +18 bps                10.90%                122 bps                 -45 bps                 -21 bps                 -25 bps                 -13 bps                11.08%                % CET1 FL    Net Earnings DividendRWAsOthers(*)Garanti&% CET1 FL (Dec.16)(ex-TEFaccrualCNCB(Dec.17) Impairment)Transactions                *Others includes negatives from the mark to market of AFS portfolio, FX impact and AT1 coupons, among others, and minor positive from the update of the calculation of Structural FX risk RWAs.

2017 Results
February 1st 2018 / 48

# Risk-Weighted Assets by Business Area

| Breakdown by business areas and main countries (€m) | Phased-in RWA | | |
|---|---|---|---|
| | Dec-16 | Sep-17 | Dec-17 |
| Banking activity in Spain | 113,194 | 106,302 | 111,825 |
| Non Core Real Estate | 10,870 | 10,736 | 9,691 |
| United States | 65,492 | 58,236 | 58,682 |
| Turkey | 70,337 | 64,611 | 62,768 |
| Mexico | 47,863 | 46,478 | 43,715 |
| South America | 57,443 | 53,923 | 55,665 |
| Argentina | 8,717 | 8,540 | 9,364 |
| Chile | 14,300 | 13,652 | 14,300 |
| Colombia | 12,185 | 12,001 | 12,249 |
| Peru | 17,400 | 15,203 | 14,750 |
| Venezuela | 1,360 | 1,446 | 1,516 |
| Rest of South America | 3,480 | 3,080 | 3,485 |
| Rest of Eurasia | 15,637 | 13,525 | 12,916 |
| Corporate Center | 8,115 | 11,503 | 6,426 |
| **BBVA Group** | **388,951** | **365,314** | **361,686** |

2017 Results    February 1st 2018 / 49    Shareholder’s Return: TBV per Share and Dividends    TBV per Share & Shareholder Remuneration    (€ per Share)                5.81                0.08     5.73                Dec-16                5.96                 0.08    5.88                Mar-17                 6.03                0.21    5.82
                 Jun-17                6.09                0.30     5.79                Sep-17                5.99                 0.30    5.69                Dec-17                 Shareholder Remuneration TBV

2017 Results    February 1st 2018 / 50                (€ bn)                61.5                 55.8                54.9                 South America    Mexico    USA    Turkey    Euro (1)                2.9    5.9    11.4    10.5    30.8                 South America Mexico USA Turkey    Euro (1)                3.2    4.8    10.6    10.7    26.5                 South America    Mexico    USA    Turkey    Euro (1)                2.9    4.5    10.9     10.5    26.1                Dec-16                Sep-17                 Dec-17                (1) Figures excludes SAREB bonds (€5.2bn as of Dec-16 and Sep-17; €5bn as of Dec-17)

2017 Results    February 1st 2018 / 51                Liquidity Coverage Ratios (LCRs): Significantly above the 100% requirement    BBVA Group and Subsidiaries LCR    Dec-17                BBVA Group Euroz.(1) USA(2) Mexico Turkey S. Amer.                LCR 128% 151% 144% 148% 134% well >100%                Perimeter: Spain + Portugal + Rest of Eurasia Compass LCR calculated according to local regulation (Fed Modified LCR)

2017 Results
February 1st 2018 / 52

Customer Spreads

Average

	4Q16	1Q17	2Q17	3Q17	4Q17
Spain	**1.91%**	**1.92%**	**1.94%**	**1.93%**	**1.93%**
Yield on Loans	2.06%	2.04%	2.02%	2.00%	2.00%
Cost of Deposits	-0.15%	-0.11%	-0.08%	-0.08%	-0.07%
USA	**3.32%**	**3.51%**	**3.67%**	**3.76%**	**3.75%**
Yield on Loans	3.71%	3.88%	3.99%	4.12%	4.16%
Cost of Deposits	-0.39%	-0.37%	-0.33%	-0.36%	-0.41%
Mexico MXN	**11.88%**	**12.10%**	**12.02%**	**11.81%**	**12.05%**
Yield on Loans	13.34%	13.70%	13.78%	13.68%	14.02%
Cost of Deposits	-1.46%	-1.60%	-1.77%	-1.87%	-1.98%
Mexico FC[1]	**3.29%**	**3.46%**	**3.62%**	**3.47%**	**3.68%**
Yield on Loans	3.32%	3.49%	3.66%	3.53%	3.76%
Cost of Deposits	-0.03%	-0.04%	-0.05%	-0.07%	-0.08%
South America	**6.34%**	**6.48%**	**6.57%**	**6.36%**	**6.55%**
Yield on Loans	9.93%	9.95%	9.92%	9.46%	9.73%
Cost of Deposits	-3.59%	-3.47%	-3.35%	-3.10%	-3.18%
Argentina	**16.47%**	**15.73%**	**14.72%**	**13.47%**	**13.11%**
Yield on Loans	22.77%	21.18%	19.97%	18.63%	18.77%
Cost of Deposits	-6.30%	-5.46%	-5.24%	-5.16%	-5.65%

	4Q16	1Q17	2Q17	3Q17	4Q17
Chile	**3.61%**	**3.76%**	**4.16%**	**3.31%**	**3.93%**
Yield on Loans	6.44%	6.42%	6.71%	5.47%	6.27%
Cost of Deposits	-2.83%	-2.67%	-2.55%	-2.15%	-2.34%
Colombia	**5.86%**	**6.32%**	**6.52%**	**6.78%**	**6.60%**
Yield on Loans	11.84%	12.08%	11.94%	11.62%	11.37%
Cost of Deposits	-5.98%	-5.76%	-5.42%	-4.84%	-4.77%
Peru	**7.00%**	**6.91%**	**6.91%**	**6.80%**	**6.57%**
Yield on Loans	8.26%	8.23%	8.32%	8.17%	7.90%
Cost of Deposits	-1.26%	-1.32%	-1.41%	-1.37%	-1.33%
Venezuela	**19.89%**	**20.17%**	**19.77%**	**19.95%**	**18.77%**
Yield on Loans	21.95%	21.72%	21.15%	21.24%	20.02%
Cost of Deposits	-2.06%	-1.55%	-1.38%	-1.29%	-1.25%
Turkey TL	**5.57%**	**5.51%**	**5.24%**	**4.89%**	**4.90%**
Yield on Loans	13.11%	13.15%	13.48%	13.75%	14.06%
Cost of Deposits	-7.55%	-7.65%	-8.25%	-8.86%	-9.16%
Turkey FC[1]	**3.68%**	**3.73%**	**3.74%**	**3.88%**	**4.04%**
Yield on Loans	5.52%	5.63%	5.76%	5.95%	6.14%
Cost of Deposits	-1.85%	-1.90%	-2.02%	-2.07%	-2.10%

(1) Foreign currency
Note 1: USA ex NY Business Activity

2017 Results                February, 1st 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2018	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative